

September 22, 2014

<u>Via E-mail</u>
Mr. Joel A. Littman
Chief Financial Officer
CPI International Holding Corp.
811 Hansen Way
Palo Alto, California 94303

      Re: CPI International Holding Corp.
                Form 10-K for the Fiscal Year Ended September 27, 2013
                Filed December 10, 2013
                File No. 333-173372-07

Dear Mr. Littman:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 27, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

<u>Liquidity and Capital Resources, page 45</u>

<u>Free Cash Flow and Adjusted Free Cash Flow, page 46</u>

1.   We note from your disclosure that adjusted free cash flow represents free cash flow further adjusted to exclude certain non-recurring, unusual or other items but see from the reconciliation that follows that the adjustments appear to be recurring in nature. Please tell us how you considered of Item 10(e)(1)(ii)(B).

Item 9A. Controls and Procedures, page 53

Management's Report on Internal Control Over Financial Reporting, page 53

2.   We note that management's report does not identify the version of the Committee of
        Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated
        Framework that was used to perform your assessment – i.e., whether the 1992
        Framework or Updated Framework issued in 2013 was used. Please amend the filing to
        identify the version of the COSO Integrated Framework you used in the
        assessment. Otherwise, tell us how management' report complies with Item 308(a)(2) of
        Regulation S-K.

Item 8. Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Inventories, page 89

3.   You disclose that you use a combination of standard cost and moving weighted-average
        cost methodologies to determine the cost basis for your inventories, approximating a
        first-in, first-out basis. While we note that FASB ASC 330-10-30-9 states that cost for
        inventory purposes may be determined under any one of several assumptions as to the
        flow of cost factors, such as FIFO, average, and LIFO, it is not clear how you use a
        combination of weighted-average costs and standard costs to determine inventory cost
        under a FIFO basis. Please explain. Refer to FASB ASC 330-10.

Note 9. Commitments and Contingencies

Contingencies, page 113

4.   You disclose that in management's opinion claims not disclosed involve amounts that
        would not have a material adverse effect on your consolidated financial position if
        unfavorably resolved. Please also disclose in future filings the expected impact on your
        cash flows and results of operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant